EXHIBIT 9

CONFIDENTIAL

June 13, 2023

IronNet, Inc.

7900 Tyson One Place, Suite 400

McLean, VA 22102

Re: Agreement to Take-Private

Dear Ladies and Gentlemen:

This letter memorializes the agreement between C5 CC Ferrous, LLC (“JV”) and IronNet, Inc. (“IronNet” or the “Company”) (the JV and the Company each a “Party” and, together, the “Parties”), by which the Parties agree to the following (in each case in accordance with the terms hereof): (1) the JV shall provide funds necessary to cover the Company’s on-going operational shortfall from the Effective Date until the Recapitalization; (2) the Board shall appoint new management for the Company, in consultation with the JV; (3) the Parties shall take steps necessary to remove the Company from the public securities markets and take it private (the “take private” transaction); and (4) following the consummation of the take-private transaction (the “Closing”), the JV and its co-investors shall recapitalize the Company (the “Recapitalization”). The steps outlined herein are intended to be consistent with the JV’s June 12, 2023 presentation to the Board (the “Presentation”). In the event of any inconsistency between the Presentation and this Agreement, this Agreement shall control.

1.	Pre-Closing Funding

Prior to the Closing, the JV will fund the on-going operational needs of the Company in tranches (each, a “Pre-Closing Funding Tranche”) upon the achievement of certain transactional and/or operational milestones (each, a “Pre-Closing Milestone”), in each case as set forth on Exhibit A hereto. Each Pre-Closing Funding Tranche shall be memorialized in the form of a senior, secured convertible promissory note that reflects the following terms and other reasonable and customary terms and conditions to be agreed by the Parties (each, a “Pre-Closing Note”):

a.	The aggregate amount to be funded prior the Closing shall not exceed $13,000,000 (the “Pre-Closing Funding Amount”).

b.	12% interest rate.

c.	12 months maturity.

d.	Convertible to Common Stock at holder’s election at a conversion rate equivalent to a 70% of the trading price of the stock on the date of the note’s execution.

e.	Company will provide the JV with weekly reports on receivables, payables, and any other relevant information pertaining to the financial needs and operational requirements of the Company, which will form the basis for on-going funding.

f.	pro rata right, but not an obligation, to participate in subsequent securities issuances and financings, subject to customary exceptions and anti-dilution protections and customary transfer restrictions.

h.	Senior to all existing indebtedness and secured by an all assets of the Company group (including intellectual property).

2.	Post-Closing Funding and Conversion.

Following the Closing and subject to Section 5, the JV will fund the on-going operational needs of the Company in tranches (each, a “Post-Closing Funding Tranche”) upon the achievement of certain milestones (each, a “Post-Closing Milestone”), in each case as set forth on Exhibit B hereto. Each Post-Closing Funding Tranche shall be pursuant to a convertible preferred security on the terms set forth in Exhibit C hereto and other reasonable and customary terms and conditions to be agreed by the Parties (the “Preferred Stock”). The Post-Closing Funding Amount shall not exceed $51 million (inclusive of the repayment of the Pre-Closing Notes as contemplated by Section 5). Additionally, any Company indebtedness issued to the Board or to affiliates of C5 Capital (other than the Pre-Closing Notes, which shall be repaid at the Closing) shall be converted into Preferred Stock, except to the extent that proceeds are available to repay Pre-Closing financing. Notwithstanding anything to the contrary contained in this Agreement, to the extent any Preferred Stock has been issued to JV, JV’s rights in respect of such Preferred Stock shall apply in accordance with the terms thereof regardless of whether any additional Post-Closing Funding Tranches are funded.

3.	Management

a.	The Board will immediately appoint Linda Zecher as Chief Executive Officer and Cameron Pforr as President and Chief Financial Officer.

b.	The Board will be reconstituted, to consist of seven (7) Directors, with at least three (3) nominated in consultation with the JV.

4.	Take Private and Delisting[1]

The Board shall immediately take the following steps to initiate the take private:

a.	Finalize stockholder register analysis to identify most advantageous share split, in consultation with the JV.

b.	The Company becomes current on all required SEC filings.

c.	Board votes to approve a resolution to initiate the reverse stock split and executes such amendments to its by-laws and articles and notices to shareholders as may be necessary to effectuate the reverse stock split and amend its capital structure to issue Preferred Stock.

1 Additional tasks are outlined in the Step Plan included with the Presentation. The Step Plan is intended for illustrative and planning purposes, and may not capture everything required to consummate the transactions contemplated by this Agreement.

d.	Following the above steps (1)-(3), and such other actions as may be necessary, the Company shall file a preliminary proxy statement and related filings with the SEC and shall work diligently to respond to any SEC comments.

e.	Following receipt of all required approvals from shareholders, the Company shall implement the split and purchase fractional shares and establish the Preferred Stock.

f.	Following the purchase of fractional shares, the Company will terminate the public listing of its stock, terminate all existing registration statements, make all required filings at the SEC, and take all steps necessary to consummate the “take private” transaction.

5.	Fundraising

The Board and the Company shall cooperate with the JV in all fundraising activities necessary for the JV to perform its obligations under this Agreement. The Board and the Company acknowledge and agree that following the Closing, any funds raised shall first be applied to repay the Pre-Closing Notes in full.

6.	Representation, Warranties, Covenants and Agreements.

In executing this Agreement, the Board represents that it:

a.	has determined that the Proposed Transaction is in the best interests of the Company and its stockholders.

b.	has the authority to enter into this Agreement.

c.	will take, and will instruct the Company to take, all steps necessary to implement the terms of this Agreement.

d.	shall, during the period from the date hereof until the earlier of the valid termination of this Agreement or consummation of the take private transaction, use commercially reasonable efforts to (x) conduct its business in the ordinary course of business, comply in all material respects with applicable Law and preserve intact its business organization, and preserve the goodwill and present and future relationships with customers, suppliers, Governmental Entities and other Persons with which it has business relations or regulator relations and (y) continue to accrue and collect accounts receivable, accrue and pay accounts payable and other expenses, establish reserves for uncollectible accounts and manage inventory, in the case of each of the foregoing clauses (x) and (y), consistent with past practice.

e.	Provide the JV sufficient advanced notice of its failure or inability to comply with the foregoing paragraph (d) to enable the JV to take ameliorative measures and protect its interests.

f.	not enter into any financial arrangements inconsistent with this Agreement.

7.	Certain Matters. The Company has previously provided to the JV certain projections as to the amount of funding required to fund the Company’s operations on a month-by-month basis until such time as the Company is cash flow positive on a standalone basis (the “Runway Projections”). The Board and the Company each represent that, to its knowledge (as applicable), the Runway Projection is true and correct in all material respects. In connection with each Pre-Closing and Post-Closing Funding Tranche, the Board and the Company shall each represent that, to its knowledge (as applicable), the Runway Projection remains true and correct in all material respects. In connection with any amendments to the Runway Projections, the Parties shall agree to corresponding changes to the Pre-Closing Funding Amounts and Post-Closing Funding Amounts set forth on Exhibits A and Exhibit B hereto.

8.	Debt Restructuring. Promptly following the execution and delivery of this Agreement, the Parties shall undertake to restructure the Company’s existing indebtedness.

9.	Alternative Transactions. Beginning as of the date this Agreement is first executed by the Company and until such time C5 Capital informs the Company in writing that it is terminating discussions regarding the transactions contemplated by this Agreement (the “Expiration Date”), the Company shall not, directly or indirectly, through any of their respective directors, officers, affiliates, or financial, legal or other representatives:

(a)     solicit, or knowingly facilitate any inquiry, proposal or offer from any third party regarding: (i) any acquisition of the Company or any of its subsidiaries (collectively, “subsidiaries”); (ii) any share purchase, merger, consolidation, share exchange, debt or equity financing, business combination, refinancing, reorganization, recapitalization or other similar transaction with or involving (directly or indirectly) the Company or any of its subsidiaries; (iii) any direct or indirect sale, lease, exchange, transfer or other similar disposition of the assets or equity of the Company or any of its subsidiaries outside of the ordinary course of business of the Company and its subsidiaries or (iv) any other financing transaction with or involving the Company and its subsidiaries (each, an “Alternative Transaction”);

(b)     furnish or continue to make available any non-public information regarding the Company or any of its subsidiaries to any third party for the purpose of facilitating an Alternative Transaction;

(c)     participate in any discussions with any third party regarding an Alternative Transaction; or

(d)     enter into an agreement regarding an Alternative Transaction.

In addition, until the Expiration Date, the Company shall promptly advise C5 Capital of any proposal, offer or indication of interest relating to an Alternative Transaction, or any inquiry or contact with any third party with respect thereto, and shall promptly inform C5 Capital of all the terms and conditions thereof.

10.	Remedies.

The Parties hereto agree and acknowledge that if any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached, irreparable damage would occur, no adequate remedy at law would exist and damages would be difficult to determine, and accordingly, prior to any valid termination of this Agreement, each of the parties hereto shall be entitled to, and may seek in the alternative, such remedies as are available at law and in equity, and the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to specific performance of the terms hereof, in any court of proper jurisdiction. The parties waive any requirement for the securing or posting of any bond in connection with the obtaining of any specific performance or injunctive relief and the parties will waive, in any action for specific performance, the defense of adequacy of a remedy at law.

11.	WAIVER OF JURY TRIAL.

EACH OF THE PARTIES HERETO IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY (INCLUDING ANY DISPUTE ARISING OUT OF OR RELATING TO THE EQUITY FINANCING OR THE EQUITY COMMITMENT LETTER OR THE PERFORMANCE OF SERVICES THEREUNDER OR RELATED THERETO).

12.	Notices.

All notices and other communications hereunder shall be in writing and shall be deemed given: (a) upon personal delivery to the party to be notified; (b) when received when sent by email by the party to be notified; provided, that notice given by email shall not be effective unless either (i) a duplicate copy of such email notice is promptly given by one of the other methods described in this section or (ii) the receiving party delivers a written confirmation of receipt for such notice either by email or any other method described in this Section [XX]; or (c) when delivered by commercial delivery service; in each case to the party to be notified at the following address:

To JV: C5 Capital USA LLC 1701 Pennsylvania Ave, NW Washington, D.C., 20006
Attention:	Michael C. Sloan, General Counsel
Email:	mike.sloan@c5capital.com

Cohen Circle, LLC 3 Columbus Circle, 24th Floor New York, NY 10024
Attention:	Mehar Jagota, General Counsel
Email:	mehar@cohencircle.com

To the Company: IronNet 7900 Tyson One Place, Suite 400 McLean, VA 22102
Attention:	[__________]
Email:	[__________]

or to such other address as any party shall specify by written notice so given, and such notice shall be deemed to have been delivered as of the date so telecommunicated or personally delivered. Any party to this Agreement may notify any other party of any changes to the address or any of the other details specified in this section; provided, that such notification shall only be effective on the date specified in such notice or five (5) Business Days after the notice is given, whichever is later.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed and delivered as of the last date written below (the “Effective Date”).

IronNet
By:
Name:
Title: Date:

For the JV C5 CC Ferrous, LLC
By:	Paul Singer
	Name:	Paul Singer
	Title:	Authorized Signatory
	Date:	June 13, 2023

Exhibit A

Pre-Closing Funding Tranches

Funding to be determined per the agreed Milestones in the table below based on actual cash requirements.

	Pre-Closing Milestone	Amount Funded ($)
Tranche 1	• Restructuring of certain existing indebtedness	TBD based on Company reports required by Section 1(f))
Tranche 2	• Appoint Management and JV Board Member • Stock delisted	See above
Tranche 3

•  Updated Runway Projections

•  Finalize Stockholder Register Analysis (reference Section 4.a. above)

•  Board Vote on Resolution to Initiate Reverse Stock Split

•  File Preliminary Proxy Statement with SEC for Reverse Stock Split

See above
Tranche 4	• Updated Runway Projections • Become Current on all SEC Filings	See above
Tranche 5	• Updated Runway Projections • Complete Shareholder Vote on Reverse Stock Split	See above
TOTAL:		$13mm

Exhibit B

Post-Closing Funding Tranches

Funding to be determined per the agreed Milestones in the table below based on actual cash requirements on a quarterly basis.

	Post-Closing Milestone	Amount Funded ($)
Tranche 1	• Within 5% of quarterly sales target • Maintain customer retention above 65% • Updated Runway Projections	TBD
Tranche 2	• Within 5% of quarterly sales target • Maintain customer retention above 65% • Updated Runway Projections	TBD
Tranche 3	• Within 5% of quarterly sales target • Maintain customer retention above 65% • Updated Runway Projections	TBD
Tranche 4	• Within 5% of quarterly sales target • Maintain customer retention above 65% • Updated Runway Projections	TBD
Tranche 5	• Within 5% of quarterly sales target • Maintain customer retention above 65% • Updated Runway Projections	TBD
TOTAL:		Not to exceed $38mm

Exhibit C

Summary of Terms – Preferred Stock

Stock:	JV will be issued newly created convertible preferred Stock (the “Preferred Stock”) that reflect the terms and conditions contained in this summary.
Liquidation Preference, Dividends and Conversion; Warrants

The Preferred Stock will have a senior liquidation preference relative to the Common Stock in connection with any liquidation, dissolution or winding up of the Company (or customary other deemed liquidation events), and in such circumstance will be entitled to receive an amount equal to the greater of (a) 2.0x the original purchase price for such Preferred Stock, accruing 12% dividend (the “Dividend Rate”), payable in cash or in kind at the Company’s election (such amount, the “Preference Amount”) or (b) the amount such holders would be entitled to receive on an as converted to Common Stock basis and all holders of Common Stock participated pro rata. The balance of any liquidation proceeds shall then be distributed to the holders of the existing Common Stock.

The Preferred Stock will be convertible into Common Stock, initially on a one-for-one basis at any time at the option of JV. Each share of Preferred Stock will automatically convert into a share of Common Stock upon the closing of a Public Transaction or with the consent of the holders of a majority of the then outstanding Preferred Stock. A “Public Transaction” means any of (i) the Company or its successor’s initial public offering pursuant to a registration statement under the Securities Act of 1933, as amended (an “IPO”), (ii) a direct listing of any equity securities issued by the Company or a successor on a national securities exchange or (iii) any other transaction that results in any equity securities of the Company or a successor being traded on a national securities exchange (including a business combination with a special purpose acquisition company).

The price per share of the Preferred Stock shall be equal to 70% of the VWAP of the Company’s common stock during the 30-day period immediately preceding the signing of this Agreement.

JV will receive a warrant to purchase shares of Common Stock at a purchase price of $0.01 per share. The warrant shall entitle JV to purchase a number of shares equal to 12% of the outstanding common stock as of immediately following the Closing. The warrant shall have a term of ten years.

JV Put Option:

JV may require the Company to redeem the Preferred Stock (the “JV Put Option”) for the then applicable Preference Amount following the 2nd anniversary of the Closing in certain tranches, as follows:

     a.       Starting in year 2, up to 25% can be redeemed

     b.       Starting in year 3, up to 50% can be redeemed

     c.       Starting in year 4, up to 75% can be redeemed

     d.       Starting in year 5, up to 100% can be redeemed

Voting Rights: Board of Directors

The Preferred shall vote together with the Common Stock on an as-converted basis, and not as a separate class, except (i) so long as 50% of the shares of Preferred issued in the transaction are outstanding, the Preferred as a separate class shall be entitled to elect three (3) members of the Board of Directors (each a “Preferred Director”), (ii) as required by law, and (iii) as provided in “Protective Provisions” below. The Company’s Charter will provide that the number of authorized shares of Common Stock may be increased or decreased with the approval of a majority of the Preferred and Common Stock, voting together as a single class, and without a separate class vote by the Common Stock.

As of immediately following the Closing, the Board of Directors shall be comprised of 7 members, inclusive of the Preferred Directors and the Chief Executive Officer of the Company.

Protective Provisions:

So long as 50% shares of Preferred issued in the transaction continue to be held by JV on an as-converted basis (the calculation of which shall exclude from both the numerator and denominator any shares redeemed pursuant to the put option described above), in addition to any other vote or approval required under the Company’s Charter or Bylaws, the Company will not, without the written consent of the Requisite Holders, either directly or by amendment, merger, consolidation, recapitalization, reclassification, or otherwise:

(i) liquidate, dissolve or wind up the affairs of the Company or effect any Deemed Liquidation Event; (ii) amend, alter, or repeal any provision of the Charter or Bylaws; (iii) create or authorize the creation of or issue any other security convertible into or exercisable for any equity security; (iv) purchase or redeem or pay any dividend on any capital stock prior to the Preferred, other than stock repurchased at cost from former employees and consultants in connection with the cessation of their service; (v) adopt, amend, terminate or repeal any equity (or equity-linked) compensation plan or amend or waive any of the terms of any option or other grant pursuant to any such plan; (vi) create or authorize the creation of any debt security; or (vii) create or hold capital stock in any subsidiary that is not wholly-owned, or dispose of any subsidiary stock or all or substantially all of any subsidiary assets; or (viii) increase or decrease the authorized number of directors constituting the Board of Directors or change the number of votes entitled to be cast by any director or directors on any matter.

Registration Rights:	The Company will enter into a customary registration rights agreement by and between such JV and the Company (the “Registration Rights Agreement”). The Registration Rights Agreement will provide JV with two demand registrations and unlimited piggyback registration rights following the IPO until such time as JV is able to sell its equity interests in the Company without limitation during a three-month period without registration.
Equity Incentive Plan:	The Company will implement a new equity incentive program to provide for a pool not to exceed 15% of the Company’s outstanding common stock as of immediately following the Closing.
Expenses:	The fees and expenses of the Company and the JV arising from this Agreement will be paid from the investment proceeds.
Anti-dilution Provisions:	In the event that the Company issues additional securities at a purchase price less than the current Preferred conversion price, such conversion price shall be adjusted in accordance with a weighted average basis.

Voting Agreement	The Company shall work in good faith to cause certain key holders of Common Stock at JV’s direction to enter into a voting agreement pursuant to which such holders will transfer their voting rights in respect of such Common Stock to JV (or its designee) until a deemed liquidation event.